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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 16, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

        This Report on Form 6-K contains a copy of the following press release:

  —
  KPN and unions reach agreement on performance related pay, dated December 16, 2003.

Press Release
Date
This is a joint press release of the labour unions and KPN	December 16, 2003
Number
KPN and unions reach agreement on performance related pay	075pe

        KPN and the unions representing the company's employees (ABVAKABO FNV, Bond van Telecom Personeel, CNV Publieke Zaak and CMHF/vhp KPN&TPG) have reached agreement on a new KPN collective labour agreement with a term of two years. The negotiations centred on modernising remuneration policy to support attainment of better results for the company. The talks were conducted against the background of the pay freeze for KPN employees over the past two years.

        Remuneration policy at KPN will be modernised by introducing a system of performance-related pay. Depending on the results achieved in the organizational unit concerned, the payout will range from 0 to 3.5% but may be as much as 5.5% for exceptionally good results. KPN will make a pre-payment of 2% in March 2004 on the ultimate payout. KPN is going to switch to a more individualised way of adjusting the basic salary of its employees. Individual rises and future workforce-wide rises will be combined into a single annual pay increase linked to the employee's performance. A workforce-wide pay rise of 1% will be included in pay increases awarded on 1 January 2005.

        KPN and the unions have agreed a new Social Plan that will run for two years. The plan keeps in place the main elements of the current Social Plan. A new element is that KPN will not apply for formal permission to serve redundancy notices on employees with more than 10 years of service until four months after they have been notified of the shedding of their jobs. Salary guarantees for employees who do find new work at KPN but at a lower grade will be scaled down considerably. Employees can no longer opt for voluntary redundancy.

        KPN and the unions have agreed to conduct a study during the term of the collective labour agreement into the consequences of the Dutch government's plans concerning pensions, pre-pension facilities and early retirement. For its part, KPN will pursue an increase in the pensionable age from 62 to 65 and reintroduction of the payment of pension contributions by employees. From 1 January 2004, however, the index-linking arrangements for pensions of active employees will be changed. Accrued pension rights will be index-linked only if the pension fund's financial position allows.

        Other arrangements that KPN and the unions have agreed are:

  —
  employees in their second year of sick leave will receive 70% of their monthly income;

  —
  no extra allowance will be paid for working on Saturdays before 2:00 pm;

  —
  a discount scheme will be introduced to allow KPN employees to take advantage of new fiscal provisions and obtain a 20% discount on KPN products subject to a ceiling of EUR 200 per year.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: December 24, 2003	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel

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KPN and unions reach agreement on performance related pay
SIGNATURES